F O R M    4

                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

          Filed pursuant to Section 16(a) of the Securities Exchange Act of
           1934, Section 17(a) of the Public Utility Holding Company Act of
             1935 or Section 30(f) of the Investment Company Act of 1940

          [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


          1.   Name and Address of Reporting Person*

                    Richard W. Koe
                    6600 SW 92nd Avenue, Ste. 370
                    Portland, Oregon  97223

          2.   Issuer Name and Ticker or Trading Symbol

                    Savoir Technology Group Inc. (SVTG)

          3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


          4.   Statement for Month/Year

                    April 1998

          5.   If Amendment, Date of Original (Month/Year)

                    March 25, 1998

          6.   Relationship of Reporting Person to Issuer
               (Check all applicable)

               []   Director                      []   10% Owner
               []   Officer (give title below)    [X]  Other (specify
                                                       below)

               Deemed not to be a Beneficial Owner under Rule 16a-
               1(a)(1)(vii).

          7.   Individual or Joint/Group Filing
               (Check applicable line)

               [X]  Form filed by one Reporting Person
               []   Form filed by more than one Reporting Person


          *If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).



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          Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


             Table 1 -- Non-Derivative Securities Acquired, Disposed of,
                                or Beneficially Owned

          1.   Title of Security (Instr. 3)

                    Common Stock

          2.   Transaction Date (Month/Day/Year)

                    4/29/98
                    4/30/98

          3.   Transaction Code (Instr. 8)

                    Code      P
                    V

          4.   Securities Acquired (A) or Disposed of (D)
               (Instr. 3, 4 and 5)

                    Amount         2,843
                    (A) or (D)     A
                    Price          $10.50

                    Amount         142
                    (A) or (D)     A
                    Price          $10.80

          5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

                    8,045

          6.   Ownership Form:  Direct (D) or Indirect (I)
               (Instr. 4)

                    I

          7.   Nature of Indirect Beneficial Ownership
               (Instr. 4)

                    By Astoria Capital Partners, L.P.












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                     Table II -- Derivative Securities Acquired,
                          Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

          1.   Title of Derivative Security (Instr. 3)

                    Warrants to Purchase Common Stock
                    Series A Convertible Preferred Stock

          2.   Conversion or Exercise Price of Derivative Security

                    Warrants to Purchase Common Stock - $9.56
                    Series A Convertible Preferred Stock - $9.31

          3.   Transaction Date (Month/Day/Year)



          4.   Transaction Code (Instr. 8)

                    Code
                    V

          5.   Number of Derivative Securities Acquired (A) or
               Disposed of (D)
               (Instr. 3, 4 and 5)

                    (A)
                    (D)

          6.   Date Exercisable and Expiration Date (Month/Day/Year)

               Warrants to Purchase Common Stock
                    Date Exercisable         Immed.
                    Expiration Date          9/19/02

               Series A Convertible Preferred Stock
                    Date Exercisable         Immed.
                    Expiration Date          N/A

          7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

               Warrants to Purchase Common Stock
                    Title                         Common Stock, without par
                                                  value
                    Amount or Number of Shares    1,471

               Series A Convertible Preferred Stock
                    Title                         Common Stock, without par
                                                  value
                    Amount or Number of Shares    2,943

          8.   Price of Derivative Security (Instr. 5)





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          9.   Number of Derivative Securities Beneficially Owned at
               End of Month (Instr. 4)

                    1,471 (Warrants to Purchase Common Stock)
                    2,943 (Series A Convertible Preferred Stock)

          10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

                    I

          11.  Nature of Indirect Beneficial Ownership (Instr. 4)

                    By Astoria Capital Partners, L.P.


          Explanation of Responses:





                              Richard W. Koe



                              By /s/Richard W. Koe               5/27/98
                              ______________________________     _______
                              Richard W. Koe                       Date

          **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.





















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